EXHIBIT 12.2

PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Year ended December 31,
(dollars in millions)	2001	2000		1999	1998	1997

Earnings:
Net income (loss)	$1,015	$(3,483)		$788	$729	$768
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company’s equity in undistributed income (losses) of less than 50% owned affiliates	—	—		—	—	—
Income tax expense (benefit)	596	(2,154)		648	629	609
Net fixed charges	1,019	648		637	673	628

Total earnings	$2,630	$(4,989)		$2,073	$2,031	$2,005

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$981	$616		$604	$635	$586
Interest on capital leases	2	2		3	2	2
AFUDC debt	12	6		7	12	17
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	24	24		24	24	24

Total fixed charges	1,019	648		638	673	629
Preferred Stock Dividends:
Tax deductible dividends	9	9		9	9	10
Pretax earnings required to cover non-tax deductible preferred stock dividend requirements	27	27		27	31	39

Total preferred stock dividends	36	36		36	40	49
Total combined Fixed Charges and Preferred Stock Dividends	$1,055	$684		$674	$713	$678

Ratio of Earnings to Combined
Fixed and Preferred Stock Dividends	2.49	(7.29	)(1)	3.08	2.85	2.96

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company’s less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, interest of subordinated debentures held by trust, and earnings required to cover the preferred stock dividend requirements of majority owned subsidiaries. “Preferred stock dividends” represent pretax earnings which would be required to cover such dividend requirements.

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends indicates a deficiency of less than one-to-one coverage aggregating $5,673 million.

1